Exhibit 10.17

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Employment Agreement”), effective as of February 17, 2020, (the “Effective Date”), is entered into by Driven Brands Shared Services LLC, a Delaware limited liability company (the “Company”), and Tiffany Mason, in her individual capacity (“Executive”), on the terms and conditions as follows:

§ 1.	TERM OF EMPLOYMENT

Subject to the terms and conditions set forth in this Employment Agreement, the Company agrees to employ Executive and Executive agrees to be employed by the Company for a term of three (3) years, starting on the “Commencement Date”, which the parties agree shall be March 2, 2020, and ending on the third anniversary of such date. The employment term described in this § 1 is referred to in this Employment Agreement as the “Term.”

§ 2.	POSITION AND DUTIES AND RESPONSIBILITIES

(a)    Position. Executive shall be the Company’s Executive Vice President, Chief Financial Officer.

(b)    Duties and Responsibilities. During the Term, Executive shall serve as the Company’s Chief Financial Officer and shall devote all of Executive’s business time, skill and energies to promote the interests of the Company and to serve such positions with the Company as may be reasonably assigned by the Chief Executive Officer, Board of Directors, and Audit Committee of the Company and its parent entities (the “Board”) consistent with the title of Chief Financial Officer of the Company. Executive will also serve in such positions with Driven Brands, Inc. (“Parent”) as may be reasonably assigned by the Board of Parent. Executive shall undertake to perform all of Executive’s duties and responsibilities for the Company, Parent and any current and/or future affiliates of the Company in good faith and on a full-time basis and shall at all times act in good faith in the course of Executive’s employment under this Employment Agreement in the best interests of the Company and its affiliates.

§ 3.	COMPENSATION AND BENEFITS

(a)    Base Salary. Executive’s base salary shall be $450,000 per year (the “Base Salary”), starting as of the Commencement Date, which Base Salary is (i) payable in installments, in accordance with the Company’s standard payroll practices and policies for senior executives, and (ii) subject to such withholding and other taxes as required by law or as otherwise permissible under such practices or policies.

(b)    Employee Benefit Plans. Executive is eligible to participate in the employee benefit plans, programs and policies maintained by the Company in accordance with the terms and conditions of such plans, programs and policies as in effect from time to time.

(c)    Equity. You will be provided an equity grant of 2,000 Class B “Profit Units” of the Company pursuant to the Company’s standard Profit Interest Award Agreement. The grant will occur within 10 days of commencement of continuous employment.

(d)    Annual Bonus. Executive is eligible to receive an annual bonus (the “Annual Bonus”) based upon achievement of performance objectives established in the annual bonus plan approved by the Board. The target bonus is 75% of Base Salary in any year, subject to achievement of such performance goals in the approved annual bonus plan. The Annual Bonus will be payable in accordance with the terms of the annual bonus plan approved by the Board. For the 2020 calendar year, and for each calendar year thereafter, you shall be eligible to receive an annual performance-based cash bonus based on (i) successful completion of certain key objectives as part of the Company’s Management by Objective compensation plan - your specific objectives shall be provided to you on or around the Commencement Date, and (ii) the extent to which EBITDA (as defined below) is equal to or greater than a threshold amount, which amount shall set by the Board or a committee thereof no later than thirty (30) days after the commencement of the relevant fiscal year. The amount of such annual bonus awarded for a fiscal year shall be determined by the Board or a committee thereof after the end of the fiscal year to which such bonus relates and shall be paid to you during the following fiscal year when annual bonuses for the prior fiscal year are paid to other senior executives of the Company generally. Your first-year bonus that is paid to you, if any, will be prorated based on your Commencement Date.

To be eligible for any annual bonus (including the Initial Bonus), you must be employed (as defined below) as of the date when annual bonuses for the prior year are paid to other senior executives of the Company. For purposes of this Agreement, (i) “EBITDA” means the Company’s consolidated earnings before interest expense, income tax expense, depreciation expense, and amortization expense, calculated based on the Company’s audited annual consolidated income statement, subject to any Board-approved adjustments, and (ii) “Employed” means that you have not resigned for any reason (or given notice of your intention to resign) your employment with the Company, and such employment with the Company has not been terminated for cause.

(e)    Paid Time Off. Executive shall accrue up to 160 hours of paid time off on a pro rata basis during each successive one-year period in the Term. Accrued paid time off shall be taken at such time or times in each such one-year period so as not to materially and adversely interfere with the business of the Company and in no event shall more than ten days of paid time off be taken consecutively without approval by the Chief Executive Officer or the Board. Except as set forth in the Company’s benefit summary – which is subject to revision at the Company’s discretion, Executive shall have no right to carry over unused paid time off from any such one-year period to any other such one-year period or to receive any additional compensation in lieu of taking Executive’s paid time off.

(f)    Business Expenses. Executive shall be reimbursed for reasonable and appropriate business expenses incurred and appropriately documented in connection with the performance of Executive’s duties and responsibilities under this Employment Agreement in accordance with the Company’s expense reimbursement policies and procedures for its senior executives.

§ 4.	TERMINATION OF EMPLOYMENT

(a)    Right of Termination. The Company shall have the right to terminate Executive’s employment at any time, and Executive shall have the right to resign at any time, subject to the obligations and conditions contained herein.

(b)    Payments upon Termination. Upon termination of Executive’s employment with the Company for any reason, the Company shall pay to Executive on her last day of employment with the Company all Base Salary earned by Executive through her last day of employment.

(c)    Termination for Disability or Death.

(1)    Disability. The Company may terminate the Term if Executive is unable substantially to perform Executive’s duties and responsibilities hereunder to the full extent required by the Board by reason of a Permanent Disability, as defined below. Executive shall upon her Termination of Employment by reason of a Permanent Disability, be entitled to the following: (i) any amounts earned, accrued or owing but not yet paid, which amounts shall be paid within thirty (30) days following such Termination of Employment; and (ii) continued participation, in accordance with the terms of such plans, in those employee welfare benefit plans in which Executive was participating on the date of termination which, by their terms, permit a former employee to participate. In such event, the Company shall have no further liability or obligation to Executive for compensation under this Employment Agreement. Executive agrees, in the event of a dispute under this § 4(c)(1), to submit to a physical examination by a licensed physician selected by the Board. For purposes of this Employment Agreement, “Permanent Disability” has the same meaning as for purposes of the Company’s permanent disability insurance policies which now or hereafter cover the permanent disability of Executive or, in absence of such policies, means the inability of Executive to work in a customary day- to-day capacity for six (6) consecutive months or for six (6) months within a twelve (12) month period, as determined by the Board.

(2)    Death. The Term shall terminate in the event of Executive’s death. Executive’s estate shall be entitled upon Executive’s death to (i) any amounts earned, accrued or owing but not yet paid, which amounts shall be paid within thirty (30) days following such Termination of Employment; and (ii) any other benefits to which Executive is entitled in accordance with the terms of the applicable plans and programs of the Company. The Company shall have no further liability or obligation under this Employment Agreement to Executive’s executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through Executive.

(d)    Benefits at Termination of Employment. Executive will have, upon termination of her employment, the right to receive any benefits payable under the Company’s employee benefit plans, programs and policies that Executive otherwise has a nonforfeitable right to receive under the terms of such plans, programs and policies, independent of Executive’s rights under this Employment Agreement.

(e)    Termination by the Company without Cause. If the Executive’s employment is terminated (A) by the Company without Cause, or (B) by expiration of the Employment Term following notice by the Company not to extend the Employment Term pursuant to Section 1 (in each case, other than a termination due to the Executive’s death or disability), in addition to the accrued amounts, the Executive shall be entitled to receive as severance:

(i)    An amount in cash equal to the Executive’s annual base salary as in effect immediately prior to the date of the Executive’s termination of employment, for a period equal to twelve (12) months (the “Severance Period”);

(1)

“Cause” means: (A) embezzlement, theft, misappropriation or conversion, or attempted embezzlement, theft, misappropriation or conversion, by the Executive of any property, funds or business opportunity of the Company or any of its subsidiaries or affiliates; (B) any breach by the Executive of the Executive’s covenants under Section 5; (C) any breach by the Executive of any other material provision of this Agreement which breach is not cured, to the extent susceptible to cure, within thirty (30) days after the Company has given written notice to the Executive describing such breach; (D) willful failure or refusal by the Executive to perform any directive of the Board or the duties of his employment hereunder which continues for a period of thirty (30) days following notice thereof by the Board to the Executive; (E) any act by the Executive constituting a felony (or its equivalent in any non-United States jurisdiction) or otherwise involving theft, fraud, dishonesty, misrepresentation or moral turpitude; (F) indictment for, conviction of, or plea of nolo contendere (or a similar plea) to, or the failure of the Executive to contest his prosecution for, any other criminal offense; (G) any violation of any law, rule or regulation (collectively, “Law”) relating in any way to the business or activities of the Company or its subsidiaries or affiliates, or other Law that is violated during the course of the Executive’s performance of services hereunder, regulatory disqualification or failure to comply with any legal or compliance policies or code of ethics, code of business conduct, conflicts of interest policy or similar policies of the Company or its subsidiaries or affiliates; (H) gross negligence or material willful misconduct on the part of the Executive in the performance of his duties as an employee, officer or director of the Company or any of its subsidiaries or affiliates; (I) the Executive’s breach of fiduciary duty or duty of loyalty to the Company or any of its subsidiaries or affiliates; (J) any act or omission to act of the Executive intended to materially harm or damage the business, property, operations, financial condition or reputation of the Company or any of its subsidiaries or affiliates; (K) the Executive’s failure to cooperate, if requested by the Board, with any investigation or inquiry into his or the Company’s business practices, whether internal or external, including, but not limited to, the Executive’s refusal to be deposed or to provide testimony or evidence at any trial, proceeding or inquiry; (L) any chemical dependence of the Executive which materially interferes with the performance of his duties and responsibilities to the Company or any of its subsidiaries or affiliates; or (M) the Executive’s voluntary resignation or other termination of employment effected by the Executive at any time when the Company could effect such termination with Cause pursuant to this Agreement.

(f)    The forgoing to the contrary notwithstanding, the amounts and benefits described above in this Section 4(e) shall only be paid or provided if the Executive executes a separation agreement containing a general release in accordance with Company’s separation and release document approved by the Company, and such general release becomes fully irrevocable within 30 days following the date of the Executive’s termination of employment. The amount described in clause (i) of this Section 4(e) shall be payable in equal installments in accordance with the Company’s payroll practices during the Severance Period, commencing on the first payroll date on or next following the date such general release becomes fully irrevocable; provided that, to the extent that the Company determines that such amount may be considered to be “nonqualified deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and pronouncements thereunder (the “Code”), the first payment of such amount shall be made on the first payroll date on or next following the 65th day following the date of such termination; provided further that the first payment shall include all payments that would otherwise have been made from the date of such termination through the date of such first payment. Notwithstanding anything to the contrary, to the extent the Executive engages in any full or part-time employment or consulting during the Severance Period, the Company may cease such separation payments.

§ 5.	COVENANTS BY EXECUTIVE

(a)    The Company’s Property.

(1)    Executive, upon the termination of Executive’s employment for any reason or, if earlier, upon the Company request, shall promptly return all “Property” that had been entrusted or made available to Executive by the Company.

(2)    The term “Property” means all records, files, memoranda, reports, price lists, customer lists, drawings, plans, sketches, keys, codes, computer hardware and software and other property of any kind or description prepared, used or possessed by Executive during Executive’s employment by the Company (and any duplicates of any such property) together with any and all information, ideas, concepts, discoveries, and inventions and the like conceived, made, developed or acquired at any time by Executive individually or with others during Executive’s employment that relate to the Company business, products or services.

(b)    Trade Secrets.

(1)    Executive agrees that Executive will hold in a fiduciary capacity for the benefit of the Company and will not directly or indirectly use or disclose, other than when required to do so in good faith to perform Executive’s duties and responsibilities, any “Trade Secret” that Executive may have acquired during the term of Executive’s employment by the Company for so long as such information remains a Trade Secret, unless Executive is required to do so by a lawful order of a court of competent jurisdiction, any governmental authority, or agency, or any recognized subpoena; provided, however, that before making any disclosure of a Trade Secret pursuant to a such an order or subpoena, Executive will provide notice of such order or subpoena to the Company to permit the Company to challenge such order or subpoena if the Company, in its sole discretion and at its expense, desires to challenge such order or subpoena or to seek a protective order preventing further disclosure of the Trade Secret.

(2)    The term “Trade Secret” means information, without regard to form, including technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers that are not commonly known or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being generally readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (ii) is the subject of reasonable efforts by the Company to maintain its secrecy.

(3)    This § 5(b) and § 5(c) are intended to provide rights to the Company that are in addition to, not in lieu of, those rights the Company has under the common law or applicable statutes for the protection of trade secrets and Confidential Information.

(c)    Confidential Information.

(1)    Executive while employed by the Company and after termination of such employment for any reason shall, for so long as the information remains Confidential Information, hold in a fiduciary capacity for the benefit of the Company and shall not directly or indirectly use or disclose, other than when required to do so in good faith to perform Executive’s duties and responsibilities, any “Confidential Information” that Executive may have acquired (whether or not developed or compiled by Executive and whether or not Executive is authorized to have access to such information) during the term of, and in the course of, or as a result of Executive’s employment by the Company unless Executive is required to do so by a lawful order of a court of competent jurisdiction, any governmental authority, or agency, or any recognized subpoena; provided, however, that before making any disclosure of a Confidential Information pursuant to a such an order or subpoena, Executive will provide notice of such order or subpoena to the Company to permit the Company to challenge such order or subpoena if the Company, in its sole discretion and at its expense, desires to challenge such order or subpoena or to seek a protective order preventing further disclosure of the Confidential Information.

(2)    The term “Confidential Information” means any secret, confidential or proprietary information possessed by the Company relating to its businesses that is or has been disclosed to Executive or of which Executive becomes aware as a consequence of or through Executive’s relationship with the Company, and is not generally known to the Company’s competitors, including customer lists, details of client or consultant contracts, the terms and conditions of this Employment Agreement, current and anticipated customer requirements, pricing policies, price lists, market studies, business plans, licensing strategies, advertising campaigns, operational methods, marketing plans or strategies, product development techniques or flaws, computer software programs (including object code and source code), data and documentation, data base technologies, systems, structures and architectures, inventions and ideas, past, current and planned research and development, compilations, devices, methods, techniques, processes, financial information and data, employee compensation information, business acquisition plans and new personnel acquisition plans, which are not otherwise included in the definition of a Trade Secret under this Employment Agreement. Confidential Information shall not include any information that has been voluntarily disclosed to the public by the Company (except where such public disclosure has been made by the Executive without authorization) or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

(d)    Ownership of Work Product.

(l)    Executive acknowledges and agrees that Executive will be employed by the Company in a position that could provide the opportunity for conceiving and/or reducing to practice developments, discoveries, methods, processes, designs, inventions, ideas, or improvements (hereinafter collectively called “Work Product”). Accordingly, Executive agrees to promptly report and disclose to the Company in writing all Work Product conceived, made, implemented, or reduced to practice by Executive, whether alone or acting with others, during Executive’s employment by the Company. Executive acknowledges and agrees that all Work Product is the sole and exclusive property of the Company. Executive agrees to assign, and hereby automatically assigns, without further consideration, to the Company any and all rights, title, and interest in and to all Work Product; provided, however, that this § 5(d)(l) shall not apply to any Work Product for which no equipment, supplies, facilities, or trade secret information of the Company was used and that was developed entirely on Executive’s own time, unless the Work Product (i) relates directly or indirectly to the Company’s business or its actual or demonstrably anticipated research or development, or (ii) results from any work performed by Executive for the Company. The Company, its successors and assigns, shall have the right to obtain and hold in its or their own name copyright registrations, trademark registrations, patents and any other protection available to the Work Product.

(2)    Executive agrees to perform, upon the reasonable request of the Company, such further acts as may be reasonably necessary or desirable to transfer, perfect, and defend the Company’s ownership of the Work Product, including (i) executing, acknowledging and delivering any requested affidavits and documents of assignment and conveyance, (ii) assisting in the preparation, prosecution, procurement, maintenance and enforcement of all copyrights and/or patents with respect to the Work Product in any countries, (iii) providing testimony in connection with any proceeding affecting the right, title or interest of the Company in any Work Product, and (iv) performing any other acts deemed necessary or desirable to carry out the purposes of this Employment Agreement. The Company shall reimburse all reasonable out-of-pocket expenses incurred by Executive at the Company’s request in connection with the foregoing.

(e)     Non-Competition; Non-Solicitation.

(1)    While employed by the Company and for two (2) year(s) following termination of Executive’s employment for any reason, Executive will not, whether as an employee, consultant, advisor, independent contractor, or in any other capacity, provide management or executive services, of the type that Executive provided to the Company or its affiliates at any time during the last twenty-four (24) months (or such shorter period if less than twenty-four (24) months) of Executive’s employment with the Company, to or on behalf of any Competing Business in the Territory regardless of where Executive is physically located. For purposes of this Employment Agreement, the tem “Territory” means the United States and Canada, and the term “Competing Business” means any automotive aftermarket business. Executive acknowledges and agrees that the Territory identified in this § 5(e)(1) is the geographic area in or as to which she is expected to perform services or have responsibilities for the Company and its affiliates by being actively engaged as a member of the Company’s management team as Chief Financial Officer during her employment with the Company.

(2)     The foregoing restrictions shall not be construed to prohibit the ownership by Executive of less than one percent (1%) of any class of securities of any company which is a Competing Business or having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended, provided that such ownership represents a passive investment and that neither Executive nor any group of persons including Executive in any way, either directly or indirectly, manages or exercises control of any such company, guarantees any of its financial obligations, consults with, advises, or otherwise takes any part in its business, other than exercising Executive’s rights as a shareholder, or seeks to do any of the foregoing.

(3)    While employed by the Company and for two (2) years following termination of Executive’s employment for any reason, Executive shall not, on her own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise, directly or indirectly solicit or attempt to solicit, with a view to or for the purpose of competing with the Company or its affiliates in any Competing Business, any customers or franchisees of the Company or its affiliates with whom Executive had or made contact in the course of Executive’s employment by the Company.

(4)    While employed by the Company and for two (2) years following termination of Executive’s employment for any reason, Executive will not, directly or indirectly, (i) solicit or attempt to solicit any potential franchisee with whom Executive had material contact in the course of Executive’s employment with the Company to enter into a franchise agreement with any other person, firm or entity of a type generally similar to or competitive with the franchise arrangements of the Company, or (ii) encourage any franchisee to terminate its franchise relationship with the Company.

(5)    While employed by the Company and for two (2) years following termination of Executive’s employment for any reason, Executive shall not, on her own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise, directly or indirectly, hire, or solicit or attempt to solicit any officer, employee or independent contractor, consultant or advisor of the Company or its affiliates, or any franchisee of the Company, with whom Executive had contact in the course of Executive’s employment with the Company to terminate or reduce her or her employment or business relationship with the Company or its affiliates and shall not assist any other person or entity in such a solicitation.

(f)    Non-Disparagement. Executive will not make any statement, written or verbal, to any person or entity, including in any forum or media, or take any action, in disparagement of the Company, the Board, or any of their respective current, former or future affiliates, or any current, former or future shareholders, partners, managers, members, officers, directors, employees, franchisor of any of the foregoing (each, a “Company Party”), including negative references to or about any Company Party’s services, policies, practices, documents, methods of doing business, strategies, objectives, shareholders, partners, managers, members, officers, directors, or employees, or take any other action that may disparage any Company Party to the general public and/or any Company Party’s officers, directors, employees, clients, suppliers, investors, potential investors, business partners or potential business partners. The Company’s CEO and General Counsel agree not to make any statement written or verbal, to any person or entity, including in any forum or media, or take any action, in disparagement of the Executive.

(g)    Cooperation. Executive will cooperate with all reasonable requests by the Company (or any affiliate of the Company) for assistance in connection with any matters involving the Company (or any affiliate of the Company), including by providing truthful testimony in person in any legal proceedings without having to be subpoenaed.

(h)    Reasonable and Continuing Obligations. Executive agrees that Executive’s obligations under this § 5 are obligations that will continue beyond the date Executive’s employment with the Company terminates, regardless of the reason for such termination, and that such obligations are reasonable and necessary to protect the Company’s legitimate business interests. In addition, the Company shall have the right to take such other action as the Company deems necessary or appropriate to compel compliance with the provisions of this § 5, including seeking injunctive relief.

(i)    Remedy for Breach. Executive agrees that the remedies at law of the Company for any actual or threatened breach by Executive of the covenants in this § 5 would be inadequate and that the Company shall be entitled to specific performance of the covenants in this § 5, including entry of an ex parte, temporary restraining order in state or federal court, preliminary and permanent injunctive relief against activities in violation of this § 5, or both, or other appropriate judicial remedy, writ or order, in addition to any damages and legal expenses that the Company may be legally entitled to recover. Executive acknowledges and agrees that the covenants in this § 5 shall be construed as agreements independent of any other provision of this or any other agreement between the Company and Executive, and that the existence of any claim or cause of action by Executive against the Company, whether predicated upon this Employment Agreement or any other agreement, shall not constitute a defense to the enforcement by the Company of such covenants.

§ 6.	SECTION 409A COMPLIANCE

(a)    The Company and Executive agree that this Employment Agreement will be administered and interpreted in good faith in a manner which is intended to minimize the risk that Executive will be subject to tax under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), with respect to any payments to be made or benefits to be provided to Executive by the Company pursuant to the terms of this Employment Agreement, and the Company and Executive agree to cooperate frilly and in good faith with one another to seek to minimize such risk.

(b)    Notwithstanding any other provision of this Employment Agreement, no payments shall be made and no benefits shall be provided under this Employment Agreement as a result of Executive’s termination of employment unless Executive has a “separation from service” within the meaning of Section 409A in connection with such termination of employment, and Executive and the Company acknowledge and agree that a “separation from service” may come before, after or coincide with any such termination of employment and that the payments otherwise to be made at a termination of employment and that the benefits otherwise to be provided at a termination of employment shall only be made or provided at the time of the related “separation from service”. Furthermore, Executive and the

Company acknowledge and agree that all or any part of any payment to be made or benefit to be provided to Executive during the 6 month and 1 day period which starts on the date Executive has a “separation from service” (other than by reason of Executive’s death) shall be delayed and then paid (in a lump sum without interest) or provided (without interest) on the first business day which comes 6 months and 1 day after the date of Executive’s “separation from service” if the Company acting in good faith determines that (1) Executive is a “specified employee” within in the meaning of Section 409A and (2) making such payment or providing such benefit during such 6 month and 1 day period would put Executive at risk for any taxes or penalties under Section 409A.

(c)    With respect to items eligible for reimbursement under the terms of this Employment Agreement, (i) the amount of such expenses eligible for reimbursement, or in- kind benefits provided, in any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in another taxable year, (ii) no reimbursement or in-kind benefit may be exchanged or liquidated for another payment or benefit, and (iii) any reimbursements of expenses shall be made as soon as practicable under the circumstances but in any event no later than the end of tire calendar year following the calendar in which the related expenses were incurred.

(d)    The Company and Executive intend that each installment of payments and benefits provided under this Employment Agreement shall be treated as a separate identified payment for purposes of Section 409A and that neither the Company nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits if a determination is made in good faith that any such acceleration or deferral would present a risk that Executive would be subject to any tax under Section 409A.

(e)    Executive acknowledges and agrees that nothing in this Employment Agreement shall be construed as a covenant by the Company that no payment will be made or benefit will be provided under this Employment Agreement which will be subject to taxation under Section 409A or as a guarantee or indemnity by the Company for the tax consequences to the payments and benefits called for under this Employment Agreement including any tax consequences under Section 409A. Finally, Executive agrees that Executive shall be the only person responsible for paying all taxes due with respect to such payments and benefits.

§7	MISCELLANEOUS

(a)    Notices. All Notices and all other communications which are required to be given under this Employment Agreement must be in writing and shall be deemed to have been duly given when (i) personally delivered, (ii) mailed by United States registered or certified mail postage prepaid, (iii) sent via a nationally recognized overnight courier service, (iv) sent via e- mail to the recipient, in each case as follows:

If to the Company:	Stephen Aronson
c/o Driven Brands
1180 Peachtree Street
Suite 2500
Atlanta, GA 30309
Telecopy No.: (404) 591-5201
saronson@roarkcapital.com

With A Copy to:	King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
Attention: William G. Roche
Telecopy No.: (404) 572-5133
broche@kslaw.com

And with a Copy to:	Driven Brands, Inc.
444 S. Church St. Suite 700
Charlotte, NC 28212
Attention: General Counsel
noah.pollack@drivenbrands.com

If to Executive:	Tiffany Mason
Tiffany.l.masoncpa@gmail.com

or such other address or addresses as either party hereto shall have designated by notice in writing to the other party hereto.

(b)    No Waiver. Except for any notice required to be given under this Employment Agreement, no failure by either the Company or Executive at any time to give notice of any breach by the other of, or to require compliance with, any condition or provision of this Employment Agreement shall be deemed a waiver of any provisions or conditions of this Employment Agreement.

(c)    Applicable Law. This Employment Agreement shall be governed by the laws of the State of North Carolina (except to the extent that its choice of law provisions would call for the application of the law of another jurisdiction).

(d)    Other Agreements. This Employment Agreement replaces and merges any and all previous agreements and understandings regarding all the terms and conditions of Executive’s employment relationship with the Company and this Employment Agreement constitutes the entire agreement of the Company and Executive with respect to such terms and conditions. Executive acknowledges that Executive is not obligated under any contract or other agreement that would conflict with Executive’s obligations under this Employment Agreement and Executive’s ability to perform Executive’s duties and responsibilities under this Employment Agreement upon commencement of and during the Term.

(e)    Amendment. No amendment to this Employment Agreement shall be effective unless it is both: (i) agreed to and signed by Executive, and (ii) read and approved by the Board.

(f)    Invalidity. If any part of this Employment Agreement is held by a court of competent jurisdiction to be invalid or otherwise unenforceable, the remaining part shall be unaffected and shall continue in full force and effect, and the invalid or otherwise unenforceable part shall be deemed not to be part of this Employment Agreement. If any court construes any provision or portion of this Employment Agreement to be unenforceable because of the scope or duration of such provision, it is the intention of the parties that the court reduce or reform the scope or duration to its greatest enforceable level.

(g)    Arbitration. The Company and Executive shall have the right to obtain from a court an injunction or other equitable relief arising out of the Executive’s breach of the provisions of § 5 of this Employment Agreement. However, any other controversy or claim arising out of or relating to this Employment Agreement, any alleged breach of this Employment Agreement, or Executive’s employment by the Company or the termination of such employment, including any claim as to arbitrability or any claims for any alleged discrimination, harassment, or retaliation in violation of any federal, state or local law, shall be settled by binding arbitration in Atlanta, Georgia in accordance with the rules of the American Arbitration Association then applicable to employment-related disputes and any judgment upon any award, which may include an award of damages, may be entered in the state or federal court having jurisdiction over such award.

(h)    Costs of Enforcement. Except as prohibited by applicable law, the prevailing party in any action brought under this Employment Agreement, including any action to enforce the provisions of § 5, any arbitration under § 7(g), or any action to enforce any arbitration award under § 7(g), shall be awarded and the non-prevailing party shall pay the prevailing party’s attorneys’ fees and related expenses, and the non-prevailing party shall pay all arbitration filing and administration fees as well as all fees and expenses of the arbitrator. If a party files a claim and subsequently withdraws it, that party will be considered the non-prevailing party for purposes of this § 7(h).

(i)    No Challenge. Notwithstanding any provision of this Employment Agreement to the contrary, Executive covenants and agrees that Executive will not (i) file any claim, lawsuit, demand for arbitration, or other proceeding challenging the validity or enforceability of any provision of this Employment Agreement, or (ii) raise, as a defense, the validity or enforceability of any provision of this Employment Agreement, in any claim, lawsuit, arbitration or other proceeding. Should Executive violate any aspect of this § 7(i), Executive agrees (A) that, in the case of a breach of clause (i) of the preceding sentence, such claim, lawsuit, demand for arbitration, or other proceeding shall be summarily withdrawn and/or dismissed; and (B) that Executive will pay all costs and damages incurred by the Company and its Affiliates in responding to or as a result of such claim, lawsuit, demand for arbitration, or other proceeding (including reasonable attorneys’ fees), or such defense, as the case may be.

(j)    Assignment. This Employment Agreement may not be assigned by Executive. This Employment Agreement may be assigned by the Company, without Executive’s consent, to (1) any affiliate of the Company, or (2) any other successor in interest to the Company’s business and assets (whether by merger, sale of assets, contribution of assets or otherwise). This Employment Agreement shall be binding on and inure to the benefit of the Company and its successors and assigns.

(k)    Interpretation. As used in this Agreement, the word “including” means “including, without limitation” in each instance.

IN WITNESS WHEREOF, the Company and Executive have executed this Employment Agreement in multiple originals to be effective on the Effective Date.

DRIVEN BRANDS SHARED SERVICES, LLC.		TIFFANY L. MASON

By:	/s/ Noah Pollack	/s/ Tiffany L. Mason
Name:	Noah Pollack	Individually
Title:	Executive Vice President

This 17th day of February, 2020		This 17th day of February, 2020

[Signature Page to Employment Agreement]